UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 0-7928
FORM 12b-25

CUSIP NUMBER 205826 209
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Comtech Telecommunications Corp.

Full Name of Registrant

Former Name if Applicable

68 South Service Road, Suite 230

Address of Principal Executive Office (Street and Number)

Melville, New York 11747

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III — NARRATIVE

As previously disclosed by Comtech Telecommunications Corp. (the “Company”) in its Form 10-Q (as filed on December 4, 2006) for the period ended October 31, 2006, KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, advised the Company that it believes that one of its staff accountants who worked on the engagement to audit the financial statements of the Company has made an investment in the Company’s common stock and that this matter raised a question as to whether KPMG’s independence had been impaired. KPMG is currently in the process of assessing whether there has been an impairment of its independence.

As soon as practicable after a determination that KPMG has met its professional independence requirements and completed its review of the Company’s condensed consolidated financial statements, the Company intends to file an amended Form 10-Q, in accordance with Rule 10-01(d) of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended.

Attached at the end of this Form 12b-25 is KPMG’s statement as required by Rule 12b-25(c).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael D. Porcelain	631	962-7000

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comtech Telecommunications Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 11, 2006	By	/s/ Michael D. Porcelain

Michael D. Porcelain Senior Vice President and Chief Financial Officer

KPMG LLP

Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, NY 11747

Gentlemen:

With respect to our review of the condensed consolidated financial statements of Comtech Telecommunications Corp. (the “Company”) as of and for the three months ended October 31, 2006, this will confirm that as of December 11, 2006, we have not yet completed our assessment of independence as it relates to the Company, as such, we are unable to complete our review procedures with respect to such financial statements.

 Very truly yours,

Melville, New York
December 11, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.